# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M406
Title of class of securities: Common Shares, No Par Value per Share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario, California (CA), M4S 3E2
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-114797
Filed by CIK 0001955608

## Reporting persons
- Jeremy M. Sclar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,970,827; shared voting power 7,541,103; sole dispositive power 1,970,827; shared dispositive power 7,541,103; aggregate amount beneficially owned 9,511,930 (16.9% of the class)
  Comment: This Amendment No. 4 to Schedule 13G is filed jointly on behalf of Jeremy M. Sclar, Crocker Mountain LLC, a Maine limited liability company ("Crocker Mountain"), and the Jeremy M. Sclar 2012 Irrevocable Family Trust (the "JS Trust," and collectively with Mr. Sclar and Crocker Mountain, the "Reporting Persons"), pursuant to Rule 13d-1(c). Prior to the effective date of the registration of the Issuer's common shares, no par value per share ("Common Shares"), pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, in July of 2022, (i) Mr. Sclar acquired 65,000 Common Shares (the "Sclar Post-Split Common Shares"), which appear to represent approximately 3,900,000 Common Shares prior to a 60:1 stock split (the "Stock Split") of the Issuer that occurred in June 2022, (ii) Crocker Mountain acquired (a) 20,449,980 Common Shares, representing 340,833 Common Shares (the "CM Post-Split Common Shares") following the Stock Split, (b) 9,000,000 Series 1 Preferred Shares ("Series 1 Preferred Shares") of the Issuer, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, became convertible into an aggregate of 150,000 Common Shares and (c) 5,112,480 warrants to purchase Common Shares, representing 85,208 warrants (the "CM Post-Split Warrants") to purchase Common Shares following the Stock Split, each exercisable to purchase one Common Share (such 85,208 Common Shares underlying the CM Post-Split Warrants, the "CM Post-Split Warrant Shares") and (iii) the JS Trust acquired 9,000,000 Series 1 Preferred Shares, each initially convertible into one Common Share in accordance with the terms of the Series 1 Preferred Shares and, as a result of the Stock Split, became convertible into an aggregate of 150,000 Common Shares.
  
  On October 11, 2022, the JS Trust acquired 104,869 Common Shares (the "JS Trust October 2022 Common Shares") and 26,217 warrants (the "JS Trust October 2022 Warrants"), each exercisable to purchase one Common Share (such 26,217 Common Shares underlying the JS Trust October 2022 Warrants, the "JS Trust October 2022 Warrant Shares"), in a private placement conducted by the Issuer.
  
  On August 24, 2023, Crocker Mountain and the JS Trust acquired 664,893 and 664,894 common share units, respectively, each consisting of one Common Share (such 664,893 Common Shares held by Crocker Mountain, the "CM August 2023 Common Shares" and such 664,894 Common Shares held by the JS Trust, the "JS Trust August 2023 Common Shares") and one warrant (the "August 2023 Warrants") to purchase one Common Share (the 664,893 Common Shares underlying the August 2023 Warrants held by Crocker Mountain, the "CM August 2023 Warrant Shares" and the 664,894 Common Shares underlying the August 2023 Warrants held by the JS Trust, the "JS Trust August 2023 Warrant Shares"), in a private placement conducted by the Issuer. The August 2023 Warrants have an exercise price of $1.75 per whole warrant, are currently exercisable and expire February 24, 2029.
  
  On December 4, 2023, the Issuer entered into a Share Exchange Agreement with the holders of the Issuer's Series 1 Preferred Shares, pursuant to which the Series 1 Preferred Shares were exchanged for a new class of Series 2 convertible preferred shares (the "Series 2 Preferred Shares"), effected on a 60:1 basis to reflect the Stock Split, such that the Series 1 Preferred Shares held by Crocker Mountain were exchanged for 150,000 Series 2 Preferred Shares (the "CM Series 2 Preferred Shares") and the Series 1 Preferred Shares held by the JS Trust were exchanged for 150,000 Series 2 Preferred Shares (the "JS Trust Series 2 Preferred Shares"), each convertible into one Common Share in accordance with the terms of the Series 2 Preferred Shares.
  
  On July 31, 2024, the JS Trust acquired 697,674 units, each consisting of (A) one Common Share (the "JS Trust July 2024 Common Shares"), (B) one Tranche A Common Share purchase warrant (the "JS Trust July 2024 Tranche A Warrants"), (C) one Tranche B Common Share purchase warrant (the "JS Trust July 2024 Tranche B Warrants") and (D) one Tranche C Common Share purchase warrant (the "JS Trust July 2024 Tranche C Warrants"), in a private placement (the "JS Trust July 2024 Offering") conducted by the Issuer. Upon the closing of the July 2024 Offering, which was a cumulative qualified equity financing in excess of $14 million, the Series 2 Preferred Shares involuntarily converted into Common Shares at a 1:1 ratio, such that the CM Series 2 Preferred Shares converted into 150,000 Common Shares (the "CM Conversion Shares") and the JS Trust Series 2 Preferred Shares converted into 150,000 Common Shares (the "JS Trust Conversion Shares").
  
  On July 25, 2025, the JS Trust:
  
  (i) exercised in full the JS Trust July 2024 Tranche A Warrants, each exercisable to purchase one Common Share, and acquired 697,674 Common Shares (the "JS Trust July 2024 Tranche A Common Shares");
  
  (ii) exercised in full the JS Trust July 2024 Tranche B Warrants, each exercisable to purchase one Common Share, and acquired 697,674 Common Shares (the "JS Trust July 2024 Tranche B Common Shares"); and
  
  (iii) exercised in full the JS Trust July 2024 Tranche C Warrants, each exercisable to purchase one Common Share, and acquired 697,674 Common Shares (the "JS Trust July 2024 Tranche C Common Shares").
  
  The JS Trust July 2024 Tranche A Warrants, JS Trust July 2024 Tranche B Warrants and JS Trust July 2024 Tranche C Warrants were exercisable at an exercise price of $2.02, $2.02 and $2.50 per warrant share, respectively; however, following an offer by the JS Trust and an acceptance by the Issuer, were exercised at an exercise price of $0.83518 per share.
  
  On July 29, 2025, the JS Trust acquired a warrant (the "JS Trust July 2025 Warrant") to purchase 3,139,533 Common Shares at an exercise price of $1.25 per share. The purchase price for the JS Trust July 2025 Warrant was $0.1875 per Common Share underlying the JS Trust July 2025 Warrant. The JS Trust July 2025 Warrant is currently exercisable and expires five years after the date of issuance.
  
  The acquisition of the JS Trust July 2024 Common Shares, the JS July 2024 Tranche B Common Shares and the JS July 2024 Tranche C Common Shares and the Common Shares underlying the JS Trust July 2025 Warrant (such Common Shares, the "JS Trust July 2025 Warrant Shares") being deemed beneficially owned by Mr. Sclar due to the JS Trust July 2025 Warrant being currently exercisable, when added to all other acquisitions of securities of the same class during the 12 months immediately preceding the date of such acquisition, aggregates to greater than two percent (2%) of the class of such securities. However, such acquisition was not done with any purpose, or with the effect of changing the control or influencing the control of the Issuer, or in connection with or as a participant in any transactions having that purpose or effect. Accordingly, the Reporting Persons are filing this Amendment No. 4 to Schedule 13G pursuant to Rule 13d-1(c).
- Crocker Mountain LLC: type of reporting person: other (OO); citizenship or place of organization: Maine (ME); member of a group; sole voting power 1,905,827; shared voting power 0; sole dispositive power 1,905,827; shared dispositive power 0; aggregate amount beneficially owned 1,905,827 (3.6% of the class)
  Comment: See comments above.
- Jeremy M. Sclar 2012 Irrevocable Family Trust: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; sole voting power 0; shared voting power 7,541,103; sole dispositive power 0; shared dispositive power 7,541,103; aggregate amount beneficially owned 7,541,103 (13.6% of the class)
  Comment: See comments above.

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street Toronto, Ontario, CA, M4S 3E2

## Item 2. Person Filing
Name of person filing: This statement is filed by the Reporting Persons.
Address of principal business office or, if none, residence: The address of the Reporting Persons is 33 Boylston Street, Suite 3000, Chestnut Hill, MA 02467.
Citizenship: Mr. Sclar is a citizen of the United States of America. Crocker Mountain is a Maine limited liability company. The JS Trust is a trust formed under a trust instrument governed by the laws of the Commonwealth of Massachusetts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Sclar may be deemed the beneficial owner of 9,511,930 Common Shares, consisting of (i) the Sclar Post-Split Common Shares, (ii) the CM Post-Split Common Shares, (iii) the CM August 2023 Common Shares, (iv) CM Conversion Shares, (v) the CM Post-Split Warrant Shares, (vi) the CM August 2023 Warrant Shares, (vii) the JS Trust Conversion Shares, (viii) the JS Trust August 2023 Warrant Shares, (ix) the JS Trust August 2023 Common Shares, (x) the JS Trust October 2022 Common Shares, (xi) the JS Trust July 2024 Common Shares, (xii) the JS Trust July 2024 Tranche A Common Shares, (xiii) the JS Trust July 2024 Tranche B Common Shares, (ix) the JS Trust July 2024 Tranche C Common Shares and (xv) the JS Trust July 2025 Warrant Shares.

Crocker Mountain may be deemed to be the beneficial owner of 1,905,827 Common Shares, consisting of (A) the CM Post-Split Common Shares, (B) the CM August 2023 Common Shares, (C) the CM Conversion Shares, (D) the CM Post-Split Warrant Shares and (E) the CM August 2023 Warrant Shares.

The JS Trust may be deemed to be the beneficial owner of 7,541,103 Common Shares, consisting of (1) the JS Trust Conversion Shares, (2) the JS Trust October 2022 Warrant Shares, (3) the JS Trust August 2023 Warrant Shares, (4) the JS Trust October 2022 Common Shares, (5) the JS Trust August 2023 Common Shares, (6) the JS Trust July 2024 Common Shares, (7) the JS Trust July 2024 Tranche A Common Shares, (8) JS Trust July 2024 Tranche B Common Shares, (9) the JS Trust July 2024 Tranche C Common Shares and (10) the JS Trust July 2025 Warrant Shares.
Percent of class:
Mr. Sclar may be deemed the beneficial owner of approximately 16.9% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 51,806,497 Common Shares outstanding as of August 13, 2025, plus the CM Post-Split Warrant Shares, the CM August 2023 Warrant Shares, the JS Trust August 2023 Warrant Shares and the JS Trust July 2025 Warrant Shares.

Crocker Mountain may be deemed the beneficial owner of approximately 3.6% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 51,806,497 Common Shares outstanding as of August 13, 2025, plus the CM Post-Split Warrant Shares and the CM August 2023 Warrant Shares.

The JS Trust may be deemed the beneficial owner of approximately 13.6% of the Common Shares outstanding. The percentage of beneficial ownership is based upon 51,806,497 Common Shares outstanding as of August 13, 2025, plus the JS Trust October 2022 Warrant Shares, the JS Trust August 2023 Warrant Shares and the JS Trust July 2025 Warrant Shares.
Sole power to vote or to direct the vote:
Mr. Sclar: 1,970,827
Crocker Mountain: 1,905,827
JS Trust: 0
Shared power to vote or to direct the vote:
Mr. Sclar: 7,541,103
Crocker Mountain: 0
JS Trust: 7,541,103
Sole power to dispose or to direct the disposition:
Mr. Sclar: 1,970,827
Crocker Mountain: 1,905,827
JS Trust: 0
Shared power to dispose or to direct the disposition:
Mr. Sclar: 7,541,103
Crocker Mountain: 0
JS Trust: 7,541,103

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on November 6, 2024, which Exhibit is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1374339/000110465924114797/tm2427185d1_ex99-1.htm

## Signatures
- Jeremy M. Sclar: /s/ Jeremy M. Sclar, Self (10/15/2025)
- Crocker Mountain LLC: /s/ Jeremy M. Sclar, Jeremy M. Sclar, Manager (10/15/2025)
- Jeremy M. Sclar 2012 Irrevocable Family Trust: /s/ Richard A. Marks, Richard A. Marks, Trustee (10/15/2025)